EXHIBIT 99.5

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (the “Agreement”) is made as of December 14, 2014, by and among Longview Asset Management, LLC (the “Rollover Investor”), Argos Holdings Inc., Kokoro Investment Pte Ltd. (“GIC”), Caisse de dépôt et placement du Québec (“Caisse”), StepStone K Strategic Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Capital Partners III, L.P. and StepStone Capital Partners III Offshore Holdings, L.P. (“Stepstone”) and BC European Capital IX-1 to 11 LP (“BCP”, and together with GIC, Caisse and Stepstone, the “Initial Investors”). The Initial Investors and the Rollover Investor are collectively referred to herein as the “Consortium Investors.”  The Consortium Investors, together with any other party joining this Agreement after the date hereof (the “Joining Investors”) are collectively referred to herein as the “Investors.”  References in this Agreement to “Parent” shall mean either (x) Argos Holdings Inc. or (y) another entity through which the Investors determine to collectively make their investment (or rollover investment) in Argos Holdings Inc. (currently anticipated to be a Delaware limited partnership), as the context requires.

RECITALS

1.    On the date hereof, Parent, Argos Merger Sub, Inc., a wholly owned subsidiary of Argos Holdings Inc. (“Merger Sub”), and Petsmart, Inc. (the “Company”) have executed an Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”) pursuant to which Merger Sub, or a permitted assignee, will be merged with and into the Company (the “Merger”) with the Company surviving the Merger as the continuing corporation and a wholly owned subsidiary of Parent.

2.    Each of the Initial Investors has, on the date hereof, executed a letter agreement (each, a “Closing Equity Commitment Letter”, and collectively, the “Closing Equity Commitment Letters”) in favor of Parent in which each such Initial Investor has agreed, subject to the terms and conditions set forth therein, to make, directly or indirectly, a cash equity investment in Parent at the Closing (as defined herein) in the amount set forth in such Closing Equity Commitment Letter (the “Commitment”).

3.    Each of the Initial Investors has, on the date hereof, executed a letter agreement (each, a “Termination Fee Equity Commitment Letter”, and collectively, the “Termination Fee Equity Commitment Letters”, and together with the Closing Equity Commitment Letters, the “Equity Commitment Letters”) in favor of Parent in which each such Initial Investor has agreed, subject to the terms and conditions set forth therein, to make, directly or indirectly, a cash equity investment in Parent for the purpose of allowing Parent to pay the Parent Termination Fee (as defined in the Merger Agreement).

4.    The Rollover Investor has, on the date hereof, executed a letter agreement (the “Rollover Agreement”) in favor of Parent in which the Rollover Investor has agreed, subject to the terms and conditions set forth herein and therein, to directly or indirectly transfer and deliver to Parent immediately prior to Closing that number of shares of common stock, par value $0.0001 per share, of the Company set forth in the Rollover Agreement (such commitment, the “Rollover Commitment”).

5.    The Consortium Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters, and the Rollover Agreement and the transactions contemplated by each.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1	EFFECTIVENESS; DEFINITIONS.

1.1   Effectiveness.  This Agreement shall become effective on the date hereof and shall terminate upon the earlier to occur of (a) the closing under the Merger Agreement (the “Closing”), (b) with respect to the Rollover Investor only, the termination of the Merger Agreement in accordance with its terms and (c) with respect to the parties hereto other than the Rollover Investor, the termination of the Merger Agreement in accordance with its terms and the payment of all amounts, if any, owed by Parent to the Company thereunder; provided, that (x) any liability for failure to comply with the terms of this Agreement, and all accrued rights and benefits, shall survive such termination and (y) Sections 1.1, 1.2, 2.2, 2.3, 2.6 and 2.9, 3 and 5 (other than Section 5.10)) shall continue in full force and effect in accordance with their terms.

1.2   Definitions.  Certain terms are used in this Agreement as specifically defined herein.  Certain of those definitions are set forth in Section 3 hereof.  Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

2	AGREEMENTS AMONG THE INVESTORS.

2.1   Actions Under the Merger Agreement.  Subject to Section 2.2 below and subject to consulting with the other Investors, the Investor or Investors holding a majority of the Commitments and  the Rollover Commitment, taken as a whole, in the aggregate (the “Majority Holder”) may cause Parent to take or refrain from taking any action with respect to the Merger Agreement and the transactions contemplated thereby, including: (a) determining that the conditions to closing specified in Sections 6.1 and 6.3 of the Merger Agreement (the “Closing Conditions”) have been satisfied, (b) waiving compliance with any agreements or any Closing Conditions contained in the Merger Agreement, (c) amending, supplementing or modifying the Merger Agreement or (d) terminating the Merger Agreement.

2.2   Non-Consenting Investors.

  2.2.1    Notwithstanding anything to the contrary in Section 2.1 above, Parent shall not, and the Majority Holder shall not permit Parent to, (x) modify or amend the Merger Agreement so as to increase the amount or modify the form of the Merger Consideration, decrease the Company Termination Fee or increase the Parent Termination Fee or any other obligations related to the Termination Fee Equity Commitment Letter or (y) amend the terms and conditions of the Merger Agreement in a way that is materially and disproportionately adverse to any Investor relative to any other Investor without such Investor’s consent; provided that in the event that the Majority Holder is willing to agree to, proceed with, or take any action or enter into any agreement (or, in each case, permit Parent or Merger Sub to do so) with respect to such matters, and any Initial or Joining Investor declines to agree to, proceed with, take any such action or enter into any such agreement (or, in each case, to permit Parent or Merger Sub to do so) with respect to such matters, the Majority Holder may nevertheless proceed with such matters by first obtaining (in accordance with Section 2.2.2) Commitments to replace such declining Initial or Joining Investor’s Commitment and then terminating such declining Initial or Joining Investor’s participation in the transaction (such terminated Investor, a “Non-Consenting Investor”) and, in such event, such Non-Consenting Investor shall have no liability or obligations (a) hereunder (other than Section 5 (other than Section 5.10)) or (b) under its Equity Commitment Letters (and the other Initial or Joining Investors shall cause such Non-Consenting Investor to be released from, or indemnified for, any obligation under its Equity Commitment Letters as a condition to any such termination).

  2.2.2    In the event that the Majority Holder wishes to terminate a Non-Consenting Investor’s participation in the transaction pursuant to Section 2.2.1 or a Non-Consenting Rollover Investor’s participation in the transaction pursuant to Section 2.2.3, the Initial Investors (that are not Non-Consenting Investors) shall be entitled to fund the amount of equity that is subject to such Non-Consenting Investor’s Commitment or equal to the value of the Rollover Commitment in the case of a Non-Consenting Rollover Investor by increasing their Commitments on a pro rata basis based on their respective Commitments. If, in accordance with the immediately preceding sentence, none or not all of the Non-Consenting Investor’s Commitment (or equity in an amount equal to the value of the Non-Consenting Investor’s Rollover Commitment in the case of a Rollover Investor) is accepted by such Initial Investors, then the Majority Holder shall be entitled to fund the amount of equity that is not accepted by such Initial Investors and/or the Majority Holder may offer the portion of the Non-Consenting Investor’s Commitment (or equity in an amount equal to the value of the Non-Consenting Investor’s Rollover Commitment in the case of a Rollover Investor) that has not been accepted by the Initial Investors (including the Majority Holder), to the other Investors, if applicable, or to a new investor or investors, and will negotiate in good faith the terms of any replacement arrangements.

  2.2.3    Notwithstanding anything to the contrary in Section 2.1 above, Parent shall not, and the Majority Holder shall not permit Parent to (directly or indirectly), (x) modify or amend the Merger Agreement so as to increase the amount or modify the form of the Merger Consideration, (y) modify or amend any of the Equity Commitment Letters or this Agreement in any way that would materially and adversely affect the Rollover Investor or (z) amend the terms and conditions of the Merger Agreement in a way that is materially and disproportionately adverse to the Rollover Investor relative to any other Investor without the Rollover Investor’s consent; provided that in the event that the Majority Holder is willing to agree to, proceed with, or take any action or enter into any agreement (or, in each case, permit Parent or Merger Sub to do so) with respect to such matters, and the Rollover Investor declines to agree to, proceed with, take any such action or enter into any such agreement (or, in each case, to permit Parent or Merger Sub to do so) with respect to such matters, the Majority Holder may nevertheless proceed with such matters by first obtaining (in accordance with Section 2.2.2) Commitments to replace the amount of equity equal to the value of the Rollover Commitment and then terminating the Rollover Investor’s participation in the transaction (such terminated Rollover Investor, a “Non-Consenting Rollover Investor”) and, in such event, such Non-Consenting Rollover Investor shall have no liability or obligations (a) hereunder (other than Section 5 (other than Section 5.10)) or (b) under its Rollover Agreement (and the other Investors shall cause such Non-Consenting Rollover Investor to be released from, or indemnified for, any obligation under its Rollover Agreement as a condition to any such termination).

2.3   Failing Investors.  Subject to Section 2.2 above, in the event that (a) the Majority Holder determines that the Closing Conditions are satisfied or validly waived or (b) an award of specific performance to fund the Commitments of any Initial or Joining Investor or to transfer and contribute the Rollover Commitment by the Rollover Investor is granted under Section 8.5 of the Merger Agreement as contemplated by Section 2.5.1 hereof, the Majority Holder may, among other things, terminate, pursuant to Section 5.3, the participation in the transaction of (i) any Initial or Joining Investor that does not fund its Commitment or that asserts its unwillingness to fund its Commitment, in each case, as required by its Closing Equity Commitment Letter and (ii) the Rollover Investor if it does not transfer or contribute its Rollover Commitment or if it asserts its unwillingness to transfer or contribute its Rollover Commitment, in each case, as required by its Rollover Agreement; provided that such termination shall not affect the other Investors’ or Parent’s rights against such Failing Investor (as defined herein) with respect to such failure to fund or such Failing Investor’s continuing obligations hereunder as set forth in (x) Sections 2.5, 2.9 and 5 (other than Section 5.10) hereof and (y) such Failing Investor’s Equity Commitment Letters.

2.4   Debt Financing and Voting Agreement.

  2.4.1    Subject to consulting with the other Consortium Investors, the Majority Holder may cause Parent and/or any holding company or Subsidiary of Parent, including Merger Sub and, at and after the Closing, the Company and its Subsidiaries, to (a) negotiate, enter into and borrow under definitive agreements relating to debt financing to be provided at the Closing and (b) arrange for, market and negotiate and enter into definitive agreements relating to high yield debt, including agreeing to the financial terms of such debt, to be issued at the Closing, in each such case, on terms and conditions consistent in all material respects with those set forth in the Debt Financing Commitments (including the flex provisions therein) and/or on such additional, modified or other terms as the Majority Holder shall approve; provided, that such additional, modified or other terms shall not be materially adverse to the Investors as compared to the terms of the Debt Commitment Letter; provided further that, for the avoidance of doubt, any such debt financing shall be non-recourse to the Investors.

  2.4.2    Subject to consulting with the other Consortium Investors, the Majority Holder may cause Parent to take or refrain from taking any action with respect to the Voting Agreement, dated as of the date hereof, by and among the Rollover Investor, Parent and the Company (the “Voting Agreement”).  The Rollover Investor agrees that until the Merger Agreement is terminated in accordance with its terms, the Rollover Investor will cause all “Owned Shares” (as defined in the Voting Agreement) to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and against any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement.

2.5   Equity Commitments.

  2.5.1    Each of the Investors hereby affirms and agrees that it is bound by its Commitment or Rollover Commitment, as applicable, and the provisions set forth in each of its Equity Commitment Letters or Rollover Agreement, as applicable, and that Parent shall be entitled to enforce the provisions of each Equity Commitment Letter or Rollover Agreement, as applicable, upon the direction of (a) the Majority Holder (provided that the Majority Holder has delivered a written notice to each other Investor stating that the Majority Holder will fund its or their Commitment immediately prior to the consummation of the Merger and concurrently with the funding of the Commitments of the other Initial and Joining Investors and the transfer and contribution of the Rollover Commitment by the Rollover Investor) or (b) the Company if the Company is permitted to enforce, or to cause Parent to enforce, the provisions of the Equity Commitment Letters and Rollover Agreement, as applicable, under the specific circumstances and as specifically set forth therein and in Section 8.5 of the Merger Agreement and does in fact so enforce, or cause Parent to enforce, such provisions.  To the extent Parent enforces any Equity Commitment Letter or Rollover Agreement, as applicable, at the direction of the Majority Holder, Parent shall not attempt to enforce any Closing Equity Commitment Letter or Rollover Agreement, as applicable, until the Closing Conditions have been satisfied or validly waived as permitted hereunder. The Equity Commitment Letters shall only be funded by each Initial and Joining Investor ratably and substantially contemporaneously with each of the other Initial and Joining Investors and with the Rollover Commitment under the Rollover Agreement, the Rollover Shares shall only be transferred and contributed to Parent substantially contemporaneously with the Initial and Joining Investors funding under their Commitments, and Parent shall only enforce the Equity Commitment Letters and Rollover Agreement ratably among the Investors.  Parent shall not have any right to enforce an Equity Commitment Letter or Rollover Agreement, as applicable, unless acting at the direction of the Majority Holder or the Company as set forth above, and no Investor shall have any right to enforce any of the Equity Commitment Letters or the Rollover Agreement other than (x) an Investor shall have the right to enforce any Equity Commitment Letter or Rollover Agreement to which it is a party and (y) as set forth in the last sentence of Section 5.3.2.

  2.5.2    Prior to the Closing and the contribution of the equity funding contemplated by each Equity Commitment Letter and the Rollover Investment contemplated by the Rollover Agreement, BCP (or an Affiliate thereof) shall be the shareholder and appoint the members of the board of directors of Parent or any of its holding companies or Subsidiaries, including Merger Sub.

  2.5.3    Except in the case of and to the extent of any syndication, all equity interests issued by Parent in connection with the Equity Commitment Letters or Rollover Agreement, as the case may be, at the Closing shall be issued to the Investors and their respective Permitted Transferees pro rata in class, series and amount and otherwise in accordance with such Investors’ Commitments or Rollover Commitment, as the case may be, and each Consortium Investor shall purchase (or acquire through rollover in the case of the Rollover Investor) equity interests (or debt instruments or securities) of each class and series at the same price per share (or other applicable unit).

2.6   Company Termination Fee.  Any Company Termination Fee paid by the Company or any of its Affiliates to Parent or its designee pursuant to the Merger Agreement shall be promptly paid by Parent or its designee to the Initial Investors or their designees (other than with respect to a Failing Investor at the time of termination of the Merger Agreement) pro rata in proportion to their respective Commitments.  A Non-Consenting Investor whose participation in the transaction has been terminated as provided in Section 2.2 shall not share in any portion of the Company Termination Fee.  For the avoidance of doubt, when calculating the pro rata amount of any Company Termination Fee due to BCP or its designee, such calculation shall be made, unless otherwise determined by BCP, without giving effect to any syndications.

2.7   Notices.  Each of Parent and BCP shall use its reasonable best efforts to keep the other Investors reasonably apprised of the status of matters relating to the transactions contemplated by the Merger Agreement and will use their reasonable best efforts to provide the other Investors with at least five (5) business days prior written notice of the Closing under the Merger Agreement.  Any notices or correspondence received by Parent pursuant to the Merger Agreement shall be promptly provided to each Investor.

2.8   No Transfers.  Prior to Closing, BCP shall not transfer any equity interests it holds in any common acquisition vehicle formed or used in connection with the transactions contemplated by this Agreement (including Parent) and, without the consent of the Majority Holder, no Investor shall transfer its obligations and rights under its Equity Commitment Letters other than (x) by BCP pursuant to any syndications or (y) to its Permitted Transferees.

2.9   Exclusivity.

  2.9.1    Other than in connection with a syndication or potential syndication, no Investor shall, and each Investor shall cause its Affiliates not to, directly or indirectly (whether alone or jointly with one or more persons), engage in negotiations or discussions with any person, solicit or entertain proposals from any person, submit any indication of interest or bid to any person, or provide to any person information, in each case, other than with or to the Investors, their Affiliates and respective employees, advisors and representatives, regarding any transaction that entails the acquisition of all or substantially all of the assets or equity interests of the Company or an intended objective of which is to impede the acquisition of the Company (a “Competing

Transaction”), nor shall any Investor or any of such Investor’s Affiliates otherwise be involved with any Competing Transaction (whether as investor, lender, advisor or in any other capacity), except in each case, (x) in connection with this Agreement, (y) except with respect to the Majority Holder or its Affiliates, with the prior written consent of the Majority Holder or (z) in such Investor’s capacity or their Affiliates’ capacities as passive limited partners or passive investors in third party managed funds or vehicles. The forgoing restriction shall apply (including with respect to any Failing Investor) until seven days after this Agreement is terminated pursuant to Section 1.1.

  2.9.2    Notwithstanding the foregoing provisions of Section 2.9.1 or anything to the contrary contained herein, nothing in this letter agreement shall limit the ordinary course activities of the Affiliates of GIC or Caisse (including brokerage, investment, financial, merger or other advisory, financing, asset management, trading, market making, arbitrage, and investment activities conducted in the ordinary course of business but, other than in the case of an Investor’s Affiliates or investment divisions that are primarily engaged in public market investments, it being understood and agreed that participating in any transaction involving the acquisition of the Company other than by Parent shall not be considered ordinary course activities); provided that such activities are conducted in compliance with standard practices and procedures (including those known as “Chinese Walls”) restricting the flow of information between such Affiliate’s personnel who have access to confidential information with respect to the transactions contemplated herein and other personnel of such Affiliate.

2.10  Regulatory Matters.  Each Investor will use reasonable best efforts to supply and provide information that is accurate in all material respects to any Governmental Entity requesting such information in connection with filings or notifications under, or relating to, any applicable laws or regulatory requirements or other regulatory matters; provided that, to the extent in accordance with the Merger Agreement: (i) confidential information of an Investor or its Affiliates may be provided on a counsel-only basis or directly to the applicable Governmental Entity requesting such information and (ii) to the extent permitted by applicable law, all appearances, submissions, presentations, briefs and proposals made or submitted by or on behalf of any Investor before any Governmental Entity shall be controlled by the Investor making or submitting such appearance, submission, presentation, brief or proposal, as applicable.  Notwithstanding anything to the contrary in this Agreement, no Investor shall, whether prior to or following Closing, be required to cause any portfolio company, investment fund or other Affiliate of any Investor or any fund managed or advised by the same person as any such fund or any Affiliate thereof or any director, officer, employee, general partner, limited partner, member or manager of any of the foregoing to take any action, undertake any divestiture or restrict its conduct other than to provide responsive information required to make any submission or application to a Governmental Entity and to otherwise cooperate in connection with any such submission or application as is necessary and customary under the circumstances.

3	DEFINITIONS. For purposes of this Agreement:

“Failing Investor” shall mean any Investor (other than a Non-Consenting Investor or Non-Consenting Rollover Investor) that fails to fund its Commitment or transfer and contribute its Shares subject to its Rollover Commitment, as applicable, as provided in, and subject to, the other provisions of this Agreement, including Section 2.2, or provides notice that it will not fund its Commitment (either in its entirety or to pay such Investor’s portion of the Parent Termination Fee) or that it will not transfer or contribute Shares in accordance with its Rollover Commitment in breach of the other provisions of this Agreement or following an order by a court of competent jurisdiction requiring such Initial or Joining Investor to so fund its Commitment or the Rollover Investor to contribute and transfer the Rollover Shares to Parent pursuant to the Rollover Agreement.

“Permitted Transferee” shall mean, (I) in respect of any Initial or Joining Investor, (a) any Affiliate or affiliated fund of such Investor, including any fund managed or advised by the same person or any Affiliate thereof or (b) any successor entity and (II) in respect of the Rollover Investor, (a) any Affiliate or affiliated fund of the Rollover Investor, including any fund managed or advised by the same person or any Affiliate thereof or (b) any successor entity or (c) (i) any lineal descendant of Henry Crown or Irving Crown, any spouse or adopted child of any such descendant, and any child of any such spouse (collectively, the “Crown Family”); (ii) a trust for the primary benefit of the Crown Family; (iii) the executors, administrators, or personal representatives of any member of the Crown Family (but only during the period the estate of such person is being administered); and (iv) any partnership, limited liability company, corporation or other entity (x) which is controlled, directly or indirectly, and (y) 100% of the equity interests in which are owned, directly or indirectly, by any one or more of the persons described in section (i)-(iii) above; provided in each of (I) and (II) above, any transfer to a Permitted Transferee shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to assume all of the obligations of the transferring Investor under, and be bound by all of the terms of, this Agreement.

4	REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1    Each Initial and Joining Investor, severally and not jointly, hereby represents, warrants and covenants to Parent and each of the other Investors (a) the accuracy of such Investor’s representations and warranties and such Investor’s agreement to the covenants, in each case as set forth in its Equity Commitment Letter and (b) the accuracy of the representations and warranties set forth in Article IV of the Merger Agreement as they expressly relate to such Investor and its Affiliates (other than Parent, Merger Sub and their holding companies and any other Investors and their Affiliates).  Each Rollover Investor, severally and not jointly with any other Investor, hereby represents, warrants and covenants to Parent (a) the accuracy of such Rollover Investor’s representations and warranties and such Rollover Investor’s agreement to the covenants, in each case as set forth in its Rollover Agreement and (b) the accuracy of the representations and warranties set forth in Article IV of the Merger Agreement as they expressly relate to such Rollover Investor and its Affiliates (other than Parent, Merger Sub and any other Investors and their Affiliates).

5	MISCELLANEOUS

5.1   Amendment.  This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by each of the Investors or, to the extent only relating to any particular Investor or Investors, by the agreement in writing of such Investor or Investors, as applicable.

5.2   Severability.  In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.  The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

5.3   Remedies.

  5.3.1    The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance). Parent will indemnify and hold harmless each Investor from any expenses, losses and damages, including, without limitation, attorneys’ fees and expenses, to the extent arising from any breach by any other Investor of such other Investor’s obligations hereunder, and an amount equal to such expenses, losses and damages shall be contributed by the breaching Investor to Parent, and the non-breaching Investors shall be entitled to cause Parent to enforce (or, in their discretion, to enforce directly on behalf of Parent) such remedies and contribution obligation against the breaching Investor.

  5.3.2    Without limiting the foregoing, in the event the Majority Holder determines (a) that the Closing Conditions have been satisfied or waived and the Majority Holder is prepared to cause Parent to consummate the Merger and (b) to fund its Commitment in connection with the consummation of the Merger, but one or more Investors is or are a Failing Investor(s), the parties agree that the Majority Holder and Parent shall be entitled to (and shall be entitled to pursue at the same time in the alternative) either (x) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Majority Holder and Parent in seeking to enforce such remedy or (y) payment by the Failing Investor in an amount equal to the out-of-pocket costs (including reasonable attorneys’ fees), losses, damages or liabilities incurred by the Majority Holder, the other Investors, Parent and Merger Sub (and their holding companies) and each of their respective Representatives, in an amount not to exceed such Failing Investor’s Commitment or the value of the Rollover Commitment or (c) (i) may terminate such Failing Investor’s participation in the transaction as provided in Section 2.3 and (ii) the Majority Holder shall be entitled to fund all or any portion of the amount of equity that is subject to such Failing Investor’s Commitment or equal to the value of the Rollover Commitment by increasing its Commitment, and if the Majority Holder does not wish to increase its Commitment (or does not wish to fund all of such Failing Investor’s Commitment or an amount equal to the value of the Rollover Commitment) at such time, any other Initial Investor or Rollover Investor that is not a Failing Investor shall be entitled to increase its Commitment or its Rollover Commitment, as applicable, on a pro rata basis based on its Commitment or the value equal to its Rollover Commitment, as applicable, by any portion of the Failing Investor’s Commitment or Rollover Commitment not accepted by the Majority Holder.  If, in accordance with the immediately preceding sentence, none or not all of the Failing Investor’s Commitment or Rollover Commitment is replaced, then the Majority Holder may offer the Failing Investor’s Commitment (or if applicable, an amount equal to the value of the Failing Investor’s Rollover Commitment), or the applicable portion thereof, to the other Investors, if applicable, or to a new investor or investors, and will negotiate in good faith the terms of any replacement arrangements.  In addition, notwithstanding anything herein to the contrary, in the event BCP is a Failing Investor, the parties agree that each of the other Consortium Investors or Parent shall be entitled to (and shall be entitled to pursue at the same time in the alternative) either (x) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Consortium Investors and Parent in seeking to enforce such remedy or (y) payment by the Majority Holder in an amount equal to the out-of-pocket costs (including reasonable attorneys’ fees), losses, damages or liabilities incurred by the Consortium Investors (and their holding companies) and each of their respective Representatives, in an amount not to exceed the Majority Holder’s Commitment.

5.4   No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships, limited liability companies or limited companies, Parent and each Investor covenants, agrees and acknowledges that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Investors and none of the Investors’ respective former, current, or future general or limited partners, equityholders, managers, members, directors, officers, affiliates (other than Parent), employees, agents, representatives, agents or affiliated funds or funds managed or advised by the same person or an affiliate thereof or of any partner, member, manager or affiliate thereof (each, other than an Investor, “Affiliates”) shall have any liability for any obligations or liabilities of the Investors or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

5.5   No Third Party Beneficiaries.  This Agreement shall be binding on each party hereto solely for the benefit of each other party hereto, and except as set forth in Section 5.4, nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such parties to enforce, any provisions of this Agreement.

5.6   Press Release; Communications; Confidentiality; Access to Information.

  5.6.1    Except as provided herein, none of the Investors shall disclose to any third party any non-public information concerning the other Investors or any of their Affiliates obtained in the course of discussions regarding the transactions contemplated by this Agreement or the Merger, or any other transactions contemplated by any agreement or document contemplated by this Agreement.  Notwithstanding the foregoing, such information may be disclosed (a) to prospective lenders in connection with the Merger, advisors, and counsel and to an Investor’s advisors, counsel and employees, in each case who need to know such information for the purpose of evaluating and consummating the Merger, (b) potential transferees and such potential transferee’s advisors, counsel and employees in connection with a syndication, in each case who need to know such information for the purpose of evaluating such syndication and subject to the execution by such potential transferees of customary non-disclosure agreements, (c) to the extent the other Investors each consent (or the relevant other Investor consents) in writing, (d) to the extent required by any deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar legal process (subject to compliance with Section 5.6.4) or (e) to the extent such information (i) is or becomes publicly available other than as a result of a disclosure in violation hereof, (ii) is or becomes available on a nonconfidential basis from a source other than another Investor, provided that, to the receiving Investor’s knowledge, such source was not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the disclosing Investor or another person, (iii) the receiving Investor can establish is already in its possession prior to November 1, 2014 and was obtained, to the receiving Investor’s knowledge, without violation of a legal, contractual or fiduciary obligation to the disclosing Investor or another person or (iv) is independently developed by the receiving Investor without use or reference to any such information.

  5.6.2    Each of the Investors agrees not to issue any press release or public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the Consortium Investors (other than the consent of an Initial Investor that is a Non-Consenting Investor, a Non-Consenting Rollover Investor or Failing Investor except if such press release or public statement refers to such Investor); provided, that the restrictions in this Section 5.6.2 shall not apply to any public statement by an Investor that contains only information disclosed in a press release previously issued by the Company and Parent with respect to the transactions contemplated by this Agreement and the Merger Agreement. Each of the Investors agrees that the Rollover Investor may issue the statement attached hereto as Schedule 5.6.2.

  5.6.3    The Investors agree that the obligations set forth in this Section 5.6 shall expire and have no further force or effect on the date that is two years after the date of this Agreement, other than the obligations set forth in Section 5.6.2, which shall survive and remain in full force and effect indefinitely following the date of this Agreement.

  5.6.4    In the event that any Investor is requested, or required, by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar legal process to disclose any of information described in the first sentence of Section 5.6.1, such Investor will, to the extent permissible, notify the applicable other Investors promptly so that such applicable other Investors may, at their sole expense, seek a protective order or other appropriate remedy or, in such applicable other Investors’ sole discretion, waive compliance with the terms of this Agreement, and such Investor will consult and cooperate with such applicable other Investors, at such applicable other Investors’ expense and to the extent permitted by law, with respect to taking steps to resist or narrow the scope of such requirement or legal process.  In the event that no such protective order or other remedy is obtained, or such applicable other Investors waive compliance with the terms of this Agreement, the receiving Investor will furnish only that portion of such information which it is advised by counsel is legally required and will take all reasonable steps to obtain assurance that confidential treatment will be accorded the information described in the first sentence of Section 5.6.1 or such other information; provided, however, that the receiving Investor shall give the applicable other Investors advance written notice of any such information to be disclosed as far in advance of its disclosure as is reasonably practicable and permissible. Notwithstanding anything herein to the contrary, the maintenance of an Investor’s confidentiality obligations under Section 5.6.1 shall not require such Investor or its Affiliates to initiate or participate in any legal action.

  5.6.5    Notwithstanding anything to the contrary in this Agreement, this Agreement shall not prohibit any Investor from disclosing any information that is required to be disclosed under applicable law, rules or regulations of any governmental authority or stock exchange; provided that the same procedures set forth in Section 5.6.4 regarding disclosures pursuant to legal process shall apply to such disclosures.

  5.6.6    Parent agrees to make available as soon as reasonably practicable to the Investors any information furnished to Parent or its representatives by the Company pursuant to Section 5.2 of the Merger Agreement.

5.7   Governing Law; Consent to Jurisdiction.  THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above.

5.8   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9   Exercise of Rights and Remedies.  No delay of or omission in the exercise of any right, power or remedy to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach occurring before or after that waiver.

5.10   Cooperation; Consultation. Subject to the express provisions of this Agreement, the Consortium Investors will use their reasonable best efforts to cooperate with each other in connection with the Merger and all other significant matters in connection therewith and the other matters contemplated hereby and (with respect to the Initial Investors) the debt financing for the Merger.

5.11   Litigation.  Subject to the immediately following sentence and subject to consulting with the other Initial Investors, the Majority Holder shall be entitled to manage, prosecute, defend, compromise and/or settle any litigation or other action before any governmental authority or arbitrator (provided that each other Investor shall be entitled to participate in any such litigation or other action and to retain its own counsel) (i) brought against Parent, Merger Sub and/or any of the Investors by the Company or its Affiliates or any of the Company’s shareholders or (ii) brought by or against Parent, Merger Sub and/or any of the Investors by or against any debt financing sources for the Merger or their affiliates; provided that the Majority Holder shall not settle any such litigation or other action or take any material actions with respect to the foregoing without the consent of each of the Investors that is party thereto (such consent not to be unreasonably withheld, delayed or conditioned); provided further, that any Investor party to any such litigation or other action may settle any such litigation or action solely as to itself so long as such settlement (i) does not involve non-monetary damages or adverse admissions, (ii) results in a complete dismissal from any claims against such Investor in such litigation or action and (iii) does not prejudice the other Investors or Parent with respect to such litigation or action or any related litigation or action.  Notwithstanding anything to the contrary contained in this Agreement, each Investor shall have the exclusive right to manage, prosecute, defend, compromise and/or settle, in its sole discretion, any litigation or other action before any governmental authority or arbitrator brought solely against such Investor by the Company or any of its shareholders or Affiliates that does not relate to matters the subject of any other pending or threatened litigation, arbitration or other action involving Parent, Merger Sub and/or the other Investors.

5.12   Entire Agreement; Assignment.  This Agreement, together with the agreements and other documents referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein, except for such other agreements as are referenced herein and any existing confidentiality agreements entered into by any Investor or its Affiliates in connection with the transactions contemplated hereby which shall, in each case, continue in full force and effect in accordance with their terms.  Other than as expressly provided herein or pursuant to any syndication, this Agreement shall not be assignable by any party hereto by operation of law or otherwise, without the prior written consent of the Initial Investors; provided that each of the Initial Investors may assign this Agreement to the ultimate parent of such Investor or any controlled affiliate of such parent.

5.13   Counterparts.  This Agreement may be executed in any number of counterparts (including by telecopy and electronic imaging scans), each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.  Delivery of an executed counterpart of this Agreement by facsimile or other electronic method of transmission shall be equally effective as delivery of an original executed counterpart.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

ARGOS HOLDINGS INC.
By: /s/Michael Chang
Name: Michael Chang Title: Vice President and Treasurer

CIE MANAGEMENT IX LIMITED FOR AND ON BEHALF OF THE LIMITED PARTNERSHIPS BC EUROPEAN CAPITAL IX – 1 TO 11 LP
By: /s/Matthew Elston
Name: Matthew Elston Director, CIE Management IX Limited acting as General Partner and Manager of the Limited Partnerships BC European Capital IX – 1 to 11 LP
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
By: /s/Andreas Bertoutsos
Name: Andreas Bertoutsos Title: Executive Vice President
By: /s/Jean-Francois Couture
Name: Jean-Francois Couture Title: Investments Director
KOKORO INVESTMENTS PTE LTD.
By: /s/Jason Young
Name: Jason Young Title: Authorized Signatory
STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P. By: StepStone K Opportunities (GP), LLC
By: /s/Jason Ment
Name: Jason Ment Title: Partner and General Counsel
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. By: StepStone K Opportunities (GP), LLC
By: /s/Jason Ment
Name: Jason Ment Title: Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III, L.P. By: StepStone Capital III (GP), LLC
By: /s/Jason Ment
Name: Jason Ment Title: Partner and General Counsel
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. By: StepStone Capital III (GP), LLC
By: /s/Jason Ment
Name: Jason Ment Title: Partner and General Counsel
LONGVIEW ASSET MANAGEMENT, LLC
By: /s/James A. Star
Name: James A. Star Title: President